FAEGRE DRINKER BIDDLE & REATH LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700 Phone

(215) 988-2757 Fax

December 3, 2021

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Ashley Vroman-Lee, Esquire

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: Copeland Trust Nos. 333-169806 and 811-22483

(the “Registrant”)

Dear Ms. Vroman-Lee:

This letter is in response to your comments provided via telephone on November 29, 2021, regarding Post-Effective Amendment No. 46 to the Registrant’s registration statement for the Copeland International Small Cap Fund (the “Fund”), filed with the Securities and Exchange Commission (“SEC”) on October 12, 2021:

1.	Comment: Please disclose the 0.10% shareholder servicing fee for the Class I shares in the Prospectus Fee and Expense Table.

Response: Registrant will disclose the 0.10% shareholder servicing fee for the Class I shares in the Prospectus Fee and Expense Table by adding it as a separate sub-item under “Other Expenses” labeled “Shareholder Servicing Fee.”

2.	Comment: With respect to Footnote 4 to the Fee and Expense Table, please confirm that the contractual fee waiver/expense reimbursement will remain in effect for at least one year from the effective date of the Post-Effective Amendment and include the expense limitation and reimbursement agreement as an exhibit to the next Post-Effective Amendment.

Response: The Registrant confirms that the contractual fee waiver/expense reimbursement will remain in effect for at least one year from the effective date of the Post-Effective Amendment and will include the expense limitation and reimbursement agreement as an exhibit to the next Post-Effective Amendment.

3.	Comment: Please consider including a statement in the “Portfolio Turnover” section of the Prospectus to the effect that because the Fund is new, no portfolio turnover is disclosed.

Response: The Registrant will disclose the following statement in the “Portfolio Turnover” section of the Prospectus: “Prior to the date of this prospectus, the Fund had not commenced operations and did not have a portfolio turnover rate.”

4.	Comment: The Staff notes that the capitalization range of the MSCI World Ex USA Small Cap Index fluctuated between $19 million to $11.3 billion as of August 31, 2021, which range includes micro capitalization stocks. Please consider including microcap stocks disclosure in the principal investment strategy and microcap risk disclosure so that an investor is informed regarding this type of investment.

Response: Registrant does not currently intend to invest in micro capitalization stocks as a principal investment strategy and therefore does not believe that it would be appropriate to add this risk to the Prospectus. Registrant intends to add the following microcap risk to the non-principal risk section of the Statement of Additional Information in the event that a micro capitalization stock meets the Registrant’s dividend growth criteria:

“Micro Capitalization Stock Risk. Equity securities of micro capitalization companies are subject to greater price volatility, lower trading volume and less liquidity due to, among other things, such companies’ small size, limited product lines, limited access to financing sources and limited management depth. In addition, the frequency and volume of trading of such securities may be less than is typical of larger companies, making them subject to wider price fluctuations. In some cases, there could be difficulties in selling securities of micro capitalization companies at the desired time.”

5.	Comment: The Staff notes that the Fund includes “Turnover Risk” as a principal investment risk in the Prospectus. If the Fund anticipates high portfolio turnover please disclose this as part of the Fund’s principal investment strategies. If the Fund does not anticipate high portfolio turnover, please consider whether this risk should be removed as a principal investment risk.

Response: The investment adviser anticipates that the Fund is likely to have high portfolio turnover and confirms that the disclosure of “Turnover Risk” is appropriate. The Registrant will add the following statement to the Prospectus disclosure: “The adviser may engage in active and frequent trading to meet the Fund’s investment objectives”.

6.	Comment: Please disclose whether Mr. Granade and Mr. Lee are jointly and primarily responsible for managing the Fund.

Response: The Registrant will add disclosure in the “Portfolio Managers” section of the summary prospectus as follows: “Mr. Granade and Mr. Lee are jointly and primarily responsible for managing the Fund.”

7.	Comment: In the “Performance of Comparable Accounts” section of the Prospectus:

(a) Please clarify in the second sentence of the first paragraph that the performance information includes all accounts with substantially similar objectives, policies and strategies as the Fund.

Response: The Registrant will revise the second sentence of the first paragraph as follows: “The performance information shown below represents the historical performance of ~~the~~ all of these separately managed accounts as measured against a specified index.”

(b) The second sentence of the third paragraph states: “Gross returns are stated gross of all fees and net of transaction costs.” Please clarify that the gross returns do not reflect fees and expenses.

Response: The Registrant will replace the second sentence in the third paragraph of this section as follows: “Gross returns do not include fees and expenses, except for ~~are stated gross of all fees and net of~~ transaction costs.”

(c) Please clarify what the “product” is referenced in the third sentence of the third paragraph.

Response: The “product” referenced in the third sentence of the third paragraph are the separately managed accounts. The Registrant will replace the phrase: “Net returns using the product’s annual fee of 1.40%...” in the third sentence of the third paragraph with “Net returns using the ~~product’s~~ separately managed accounts’ annual fee of 1.40%...”

(d) Please confirm that the Fund’s operating expenses are higher than the separately managed accounts’ expenses.

Response: The investment adviser has confirmed that the Fund’s operating expenses are expected to be higher than the separately managed account’s expenses.

(e) In the performance return table, disclose the performance net of fees first, followed by the performance gross of fees.

Response: The Registrant will disclose the performance net of fees first, followed by the performance gross of fees in the performance table.

       The revised disclosures will be contained in Registrant’s Post-Effective Amendment No. 47 to the Registrant’s registration statement to be filed under Rule 485(b) of the Securities Act of 1933, as amended, on or before the effective date of the Post-Effective Amendment.

The preceding comments and related responses have been provided by and discussed with management of the Registrant. Thank you for your time and consideration. I can be reached at (215) 988-2699 with any questions you may have.

Very truly yours,

/s/ Nancy P. O’Hara

Nancy P. O’Hara